SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Paul Gallagher

c/o Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

(631) 436-7100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallagher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,331,233 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,331,233 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,233 shares of Class A Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14	TYPE OF REPORTING PERSON* IN

(1)         This amount includes (a) 697,899 shares of Class A Common Stock held by Paul Gallagher individually, and (b) vested options and options that vest within 60 days of June 12, 2009 held by Paul Gallagher, to purchase 633,334 shares of Class A Common Stock.

(2)         Based upon 9,083,065 shares of Class A Common Stock outstanding as of May 11, 2009, as reported in the Issuer’s Form 10-Q filed on May 15, 2009, plus the number of shares of Class A Common Stock issuable upon the exercise of vested options and options that vest within 60 days of June 12, 2009 beneficially owned by Paul Gallagher.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003 and Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on February 4, 2009 (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by the addition of the following information:

The Reporting Person currently anticipates that the source of the funding for the proposed transaction described in Item 4 will be obtained through third party debt financing, the existing cash balances of the Issuer and equity capital in the holding company he proposes to establish.

The Reporting Person has received a commitment letter from Keltic Financial Services LLC (the “Commitment Letter”), pursuant to which the acquisition company he proposes to establish will be able to borrow up to $4 million under a senior secured credit facility. The availability of these funds are subject to a number of conditions, including, inter alia, the negotiation and execution of definitive borrowing agreements satisfactory to Keltic.

The Commitment Letter and the accompanying term sheet are filed with this Amendment No. 3 to Schedule 13D as Exhibit 1 hereto and the discussion in this Item 3 concerning the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended in its entirety to read as follows:

On June 12, 2009, the Reporting Person submitted an offer letter (the “Offer Letter”) proposing a going-private merger transaction to the Issuer’s Board of Directors (the “Board of Directors”). The Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider the Offer Letter and the terms of the proposal contained therein.

A copy of the Offer Letter is filed with this Amendment No. 3 to Schedule 13D as Exhibit 2 hereto and is incorporated in this Item 4 by reference. The description herein of the Offer Letter and the matters contemplated thereby is qualified in its entirety by reference to such letter.

As described in the Offer Letter, the Reporting Person proposes to form a new holding company (“Newco”) that would be owned by the Reporting Person and other investors he intends to invite to have an equity interest therein. Newco, in turn would organize a wholly-owned subsidiary (“Acquisition Co.”) which would be merged with and into the Issuer. In the merger transaction (the “Merger”), all of the

Company’s holders of outstanding shares (other than Newco) would receive a cash payment of $0.28 per share. If the proposed Merger is completed, Newco would deregister the Issuer’s Class A Common Stock under applicable provisions of the Securities Exchange Act of 1934 and delist such shares from the Nasdaq Stock Market.

The Reporting Person’s proposal is subject to the negotiation and execution of a definitive merger agreement, any required government approvals and third party consents, the approval of the merger agreement by the Special Committee and the Board of Directors, the Board having rendered inapplicable any anti-takeover provisions or shareholder rights plans, approval of the shareholders of the Issuer as required by law and by the Issuer’s charter, and the availability of financing.

The proposal expires without any action of the part of either party on June 25, 2009.

The Offer Letter shall not create any agreement, arrangement or understanding between the Reporting Person or other parties with respect to the Issuer or the Class A Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Issuer and all other appropriate parties.

The foregoing is a summary of the Reporting Person’s proposal and the Offer Letter and is qualified in its entirety by reference to the full text of the Offer Letter which is filed as Exhibit 2 to this Amendment No. 3 to Schedule 13D.

Other than as set forth in the Offer Letter, the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D or any similar action. If the transaction proposed in the Offer Letter is not consummated for any reason, the Reporting Person intends to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase (or decrease) his ownership of Class A Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. The Reporting Person currently has no intention of selling any shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.

Item 6 is hereby amended by the addition of the following information:

In connection with the proposed transaction referred to in Item 4, Keltic Financial Services LLC has agreed to provide financing as detailed in the Commitment Letter, described in response to Item 3 above. Keltic’s agreement to provide financing is subject a number of terms and conditions, including the negotiation and execution of definitive borrowing documents. The Commitment Letter and the accompanying term sheet are filed with this Amendment No. 3 to Schedule 13D as Exhibit 1 hereto and the discussion in this Item 6 concerning the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 1:	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC

Exhibit 2	Offer Letter dated June 12, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 12, 2009

/s/ Paul Gallagher
Paul Gallagher

EXHIBIT INDEX

Exhibit No.	Description
1	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC
2.	Offer Letter dated June 12, 2009